UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date October 17, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR SEPTEMBER 2019

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In September 2019, the Company’s passenger transportation capacity (measured by available seat-kilometres) increased by 12.08% year-on-year, among which, the passenger transportation capacity of its domestic and international routes increased by 12.63% and 12.86% year-on- year, respectively, and the passenger transportation capacity of its regional routes decreased by 11.31% year-on-year; passenger traffic volume (measured by revenue passenger-kilometres) increased by 10.06% year-on-year, among which, the passenger traffic volume of its domestic and international routes increased by 10.89% and 11.16% year-on-year, respectively, and the passenger traffic volume of its regional routes decreased by 24.39% year-on-year, mainly attributable to the decrease in passenger demand as affected by the situation in Hong Kong, and the reduction of route capacity in Hong Kong by the Company; and passenger load factor decreased by 1.47 percentage points year-on-year to 79.81%, among which, the passenger load factor of its domestic, international and regional routes decreased by 1.27, 1.19 and 12.02 percentage points year-on-year, respectively.

In relation to freight transportation, the freight transportation business of the Company only consists of bellyhold space freight operated through passenger aircraft, and such business is under contractual operation by a subsidiary of the controlling shareholder of the Company. Freight load volume in September 2019 increased by 9.69% year-on-year.

In September 2019, the Company did not launch any new routes.

II.	FLEET STRUCTURE

As at the end of September 2019, the Company operated a total of 706 aircraft, including 262 self-owned aircraft, 248 aircraft under finance lease and 196 aircraft under operating lease.

As at the end of September 2019, details of the fleet structure of the Group were as follows:

					(Units)
			Under	Under
			finance	operating
No.	Model	Self-owned	lease	lease	Sub-total
	Wide-body passenger aircraft	39	48	5	92
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	5	0	6
4	A330 series	25	26	5	56

	Narrow-body passenger aircraft	223	200	191	614
5	A320 series	136	112	68	316
6	B737 series	87	88	123	298

Total		262	248	196	706

Note: The 15 business aircraft self-owned by and held under trust of the Company were not included in the fleet.

III.	MAJOR OPERATING DATA

		Actual		Total	Total actual
	Amount	amount		amount	amount
	completed	completed		completed	completed
	in	in	Year-	in	in	Year-
	September	September	on-year	September	September	on-year
	2019	2018	increase	2019	2018	increase
Passenger Transportation Data
ASK (available seat-kilometres) (millions)	22,534.48	20,105.38	12.08%	201,715.15	181,941.62	10.87%
— Domestic routes	14,229.55	12,634.24	12.63%	128,383.55	113,953.13	12.66%
— International routes	7,839.19	6,946.01	12.86%	68,268.39	63,228.14	7.97%
— Regional routes	465.75	525.14	-11.31%	5,063.21	4,760.35	6.36%

RPK (revenue passenger-kilometres) (millions)	17,984.64	16,341.26	10.06%	166,562.82	150,833.52	10.43%
— Domestic routes	11,583.19	10,445.47	10.89%	107,182.24	96,096.67	11.54%
— International routes	6,077.78	5,467.71	11.16%	55,323.70	50,779.36	8.95%
— Regional routes	323.67	428.08	-24.39%	4,056.88	3,957.49	2.51%

		Actual			Total	Total actual
	Amount	amount			amount	amount
	completed	completed			completed	completed
	in	in	Year-		in	in	Year-
	September	September	on-year		September	September	on-year
	2019	2018	increase		2019	2018	increase
Number of passengers carried (thousands)	10,481.70	9,853.94	6.37%		97,920.11	90,618.90	8.06%
— Domestic routes	8,828.02	8,286.82	6.53%		81,688.34	75,570.51	8.10%
— International routes	1,419.50	1,256.66	12.96%		13,252.54	12,161.55	8.97%
— Regional routes	234.19	310.46	-24.57%		2,979.23	2,886.84	3.20%

Passenger load factor (%)	79.81	81.28	-1.47	pts	82.57	82.90	-0.33	pts
— Domestic routes	81.40	82.68	-1.27	pts	83.49	84.33	-0.84	pts
— International routes	77.53	78.72	-1.19	pts	81.04	80.31	0.73	pts
— Regional routes	69.50	81.52	-12.02	pts	80.12	83.13	-3.01	pts

Freight Transportation Data
AFTK (available freight tonne-kilometres) (millions)	754.18	628.41	20.01%		6,733.47	5,847.34	15.15%
— Domestic routes	253.46	197.92	28.06%		2,363.51	2,002.97	18.00%
— International routes	489.85	415.28	17.96%		4,215.13	3,700.12	13.92%
— Regional routes	10.87	15.21	-28.53%		154.83	144.25	7.34%

RFTK (revenue freight tonne-kilometres) (millions)	272.98	225.41	21.10%		2,095.46	1,895.74	10.53%
— Domestic routes	90.03	80.62	11.67%		683.37	640.26	6.73%
— International routes	181.08	141.79	27.71%		1,389.60	1,229.16	13.05%
— Regional routes	1.88	3.00	-37.54%		22.50	26.32	-14.54%

Weight of freight carried (million kg)	90.71	82.70	9.69%		697.41	665.09	4.86%
— Domestic routes	63.29	58.89	7.46%		483.02	465.74	3.71%
— International routes	25.85	21.19	21.98%		195.36	176.76	10.52%
— Regional routes	1.56	2.61	-40.02%		19.03	22.58	-15.75%

Freight load factor (%)	36.20	35.87	0.33	pts	31.12	32.42	-1.30	pts
— Domestic routes	35.52	40.73	-5.21	pts	28.91	31.97	-3.05	pts
— International routes	36.97	34.14	2.82	pts	32.97	33.22	-0.25	pts
— Regional routes	17.27	19.76	-2.49	pts	14.53	18.25	-3.72	pts

Consolidated Data ATK
(available tonne-kilometres) (millions)	2,782.28	2,437.89	14.13%		24,887.83	22,222.08	12.00%
— Domestic routes	1,534.12	1,335.01	14.91%		13,918.03	12,258.75	13.54%
— International routes	1,195.38	1,040.42	14.89%		10,359.28	9,390.65	10.31%
— Regional routes	52.79	62.47	-15.50%		610.52	572.68	6.61%

		Actual			Total	Total actual
	Amount	amount			amount	amount
	completed	completed			completed	completed
	in	in	Year-		in	in	Year-
	September	September	on-year		September	September	on-year
	2019	2018	increase		2019	2018	increase
RTK (revenue tonne-kilometres) (millions)	1,874.32	1,681.15	11.49%		16,730.37	15,160.70	10.35%
— Domestic routes	1,122.67	1,012.09	10.93%		10,110.60	9,101.46	11.09%
— International routes	720.89	628.02	14.79%		6,240.81	5,685.50	9.77%
— Regional routes	30.76	41.04	-25.06%		378.95	373.74	1.40%

Overall load factor (%)	67.37	68.96	-1.59	pts	67.22	68.22	-1.00	pts
— Domestic routes	73.18	75.81	-2.63	pts	72.64	74.24	-1.60	pts
— International routes	60.31	60.36	-0.06	pts	60.24	60.54	-0.30	pts
— Regional routes	58.27	65.70	-7.43	pts	62.07	65.26	-3.19	pts

Note:	Freight transportation data only contained data of bellyhold space in passenger aircraft. The table does not contain data of cargo services.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” under “About China Eastern Airlines — Get to know China Eastern Airlines” on the website of the Company (www.ceair.com).

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

16 October 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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